SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Rio de Janeiro, December 18, 2007

CSN is a leading global steel producer with operations in Latin America, North America, and Europe. The Company is a fully integrated steel producer, the largest coated steel producer in Brazil, with current capacity of 5.6 million tons of crude steel, 5.1 million tons of rolled products and 2.9 million tons of coated steel capacity. Over 50% of CSN’s production consists of high value added steel products. CSN is also the sole tin-plate producer in Brazil and the fifth largest producer of tin plate in the world.

CSN's process is based on the integrated steelworks concept that uses the Company's own sources of iron ore, limestone and dolomite. Besides its captive mines, CSN controls logistics assets - ports and railways – which enable an extremely cost efficient operation. This concept allows CSN to continuously capture important levels of synergies, thus assuring its position as one of the most cost competitive steel producers in the world.

CSN ANNOUNCES INVESTMENTS OF R$ 9.5 BILLION IN MINAS GERAIS STATE

Benjamin Steinbruch, CSN’s CEO and Chairman, signs Letter of Intent with Governor Aécio Neves

Rio de Janeiro, December 18, 2007 – Today, December 18, CSN’s CEO, Benjamin Steinbruch, signed a Letter of Intent with the Minas Gerais state government envisaging investments of around R$ 9.5 billion in the state over the next six years, including projects in mining, steel and cement production.

In addition to expanding its largest mine of Casa de Pedra, with a current annual capacity of 16 million tonnes of iron ore to 65 million by 2011, CSN plans to build a new integrated steel mill with a total annual capacity of 4.5 million and an iron ore pelletizing facility, with an annual capacity of 6 million tonnes of pellets, in the same region. In addition, a clinker factory and a limestone plant, geared towards cement production, a steel processing and distribution center are also planned as part of the Company’s investments in Minas Gerais state.

"These funds consolidate the cycle of investments previously announced by the Company and underline our commitment to the creation of shareholder value and the generation of wealth and jobs in Minas Gerais and in Brazil,” declared Steinbruch.

The municipality of Congonhas will host the main projects, which total around R$ 9 billion, R$ 6.2 billion of which for the installation of the steel mill, R$ 850 million for the pelletizing plant and R$ 2.2 billion for the expansion of the Casa de Pedra mine.

The clinker factory and limestone plant are planned to be installed in the city of Arcos. These two facilities are expected to absorb joint investments of R$ 205 million. The steel processing and distribution center, estimated to represent an investment of approximately R$ 20 million, shall be installed in the metropolitan region of Belo Horizonte, the capital city of the state of Minas Gerais.

As a result, CSN estimates to create more than 10,000 new jobs in the region. Priority for jobs will be given to local workers, with full training in manufacturing and technological development being provided to the workforce involved.

Jos Marcos Treiger	David Moise Salama	Claudio Pontes	Priscila H. Kurata
IR Officer	IR M'anager	Specialist	Analyst
treiger@csn.com.br	david.salama@csn.com.br	claudio.pontes@csn.com.br	priscila.kurata@csn.com.br
(55 11) 3049-7502	(55 11) 3049-7588	(55 11) 3049-7592	(55 11) 3049-7526

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2007

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Investor Relations Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.